SEC
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FEB 29 2012

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123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lane, Berry & Co. International, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Franklin St., Suite 2200
(No. and Street)

Boston (City) **Massachusetts** (State) **02110** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street (Address) **Suite 1700** (City) **Tampa** (State) **Florida** **33602** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Franz, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lane, Berry & Co. International, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Karen B Wachtel
My Commission DD846078
Expires 02/21/2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



LANE, BERRY & CO. INTERNATIONAL, LLC

(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Financial Statements and Supplementary Information

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Financial Statements and Supplementary Information

December 31, 2011

Table of Contents



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Member
Lane, Berry & Co. International, LLC:

We have audited the accompanying statement of financial condition of Lane, Berry & Co. International, LLC (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of December 31, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lane, Berry & Co. International, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2012
Certified Public Accountants

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	261,763
Total assets	$	261,763
Liabilities and Member's Equity		
Payable to affiliate	$	1,332
Payable to parent		520
Accrued expenses		25,000
Total liabilities		26,852
Member's equity		234,911
Total liabilities and member's equity	$	261,763

See accompanying notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC

(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Statement of Operations

Year ended December 31, 2011

Expenses:		
Professional fees	$	27,122
Regulatory fees		6,331
Other expenses		4,059
Total expenses		37,512
Net loss	$	(37,512)

See accompanying notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2011

Balance at December 31, 2010	$	172,423
Capital contribution by member		100,000
Net loss		(37,512)
Balance at December 31, 2011	$	234,911

See accompanying notes to financial statements.

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net loss	$	(37,512)
Increase (decrease) in operating liabilities:		
Payable to affiliate		(3,522)
Payable to parent		520
Net cash used in operating activities		(40,514)
Cash flows from financing activities:		
Capital contribution from member		100,000
Net cash provided by financing activities		100,000
Net increase in cash		59,486
Cash at beginning of year		202,277
Cash at end of year	$	261,763

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Lane, Berry & Co. International, LLC (the Company) was organized under the laws of the Commonwealth of Massachusetts on December 17, 2001. Under this form of organization, the member's liability for the debts of the Company is limited. The Company was a wholly owned subsidiary of Lane Berry Holdings, LLC through May 21, 2009. On May 22, 2009, the Company was acquired by Raymond James Financial, Inc. (RJF). The Company, a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

As a result of RJF's acquisition of the Company during 2009, RJF integrated the Company's then existing business operations into its own existing broker-dealer subsidiary operations and ceased all of its operations. Accordingly, the Company had no employees at any time during 2011.

The financial statements are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the financial statements.

(2) Related Party Transactions

RJF and Raymond James & Associates, Inc. (RJA), a wholly owned subsidiary of RJF, make payments to outside vendors on behalf of the Company. The Company reimburses its parent and this affiliate for such payments on a periodic basis and the amount due to RJF and RJA at December 31, 2011 is $520 and $1,332, respectively.

(3) Income Taxes

The Company is treated as a disregarded entity for U.S. federal and state income tax purposes and the results of its operations are included in RJF's U.S. federal and state income tax returns. During this period, RJF has not allocated to the Company its share of income tax expense/benefit as it is disregarded for U.S. tax purposes.

The analysis of uncertain tax positions is the responsibility of RJF. RJF's policy is to establish reserves or not to recognize tax benefits for uncertain tax positions that are less than more likely than not to be realized.

(Continued)

If the Company had been a separate taxable entity subject to the same tax rules as its parent, the Company would have reported no tax expense or benefit on its statement of operations for the year ended December 31, 2011. The Company would have recorded a deferred tax asset at December 31, 2011 resulting from tax effected net operating loss carryforwards for federal and state income tax purposes of approximately $14,000, which would be available to reduce future taxes, if any. A valuation allowance for the year ended December 31, 2011 of approximately $14,000 would have also been recorded for the net operating losses generated from the Company's federal and state income tax filings due to management's belief that, based on the Company's historical operating income, projection of future taxable income, scheduled reversal of taxable temporary differences, and tax planning strategies, it is more likely than not that the loss carryforwards would expire unutilized.

(4) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company, as a non-clearing member of FINRA, is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 requires the maintenance of minimum net capital, which is the greater of $100,000 or 6 2/3% of total aggregate indebtedness and requires that the amount of indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company had no aggregate indebtedness and therefore the minimum net capital of $100,000 applies.

Net capital	$	234,911
Less required net capital		(100,000)
Excess net capital	$	134,911

Schedule I

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011

Member's equity	$	234,911
Net capital		234,911
Minimum net capital:		
The Greater of $100,000 or 6 2/3% of Aggregate Indebtedness		100,000
Excess net capital	$	134,911

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part IIA, filing as of December 31, 2011.

See accompanying report of independent registered public accounting firm.

Schedule II

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Sections (k)(2)(i) of the rule.

See accompanying report of independent registered public accounting firm.

Schedule III

LANE, BERRY & CO. INTERNATIONAL, LLC
(A Wholly Owned Subsidiary of Raymond James Financial, Inc.)

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Sections (k)(2)(i) of the rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Lane, Berry & Co. International, LLC:

In planning and performing our audit of the financial statements of Lane, Berry & Co. International, LLC (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012
Certified Public Accountants



SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Lane, Berry & Co. International, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Lane, Berry & Co. International, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Noted no adjustments reported in Form SIPC-7 or supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.



This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012

Certified Public Accountants